UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 24, 2004

Robbins & Myers, Inc.

(Exact name of Registrant as specified in its charter)

Ohio	0-288	31-0424220
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1400 Kettering Tower, Dayton, OH	45423
(Address of principal executive offices)	(Zip code)

937-222-2610
(Registrant's telephone number including area code)

Not applicable
(Former name and former address, if changed since last report)

Item 5. Other Events and Regulation FD Disclosure

On February 24, 2004, Robbins & Myers, Inc. issued the following press release:

ROBBINS & MYERS APPOINTS VICE CHAIRMAN

DAYTON, OHIO, February 24, 2004 . . . Robbins & Myers, Inc. (NYSE: RBN) announced today that its Board of Directors has appointed Thomas P. Loftis, age 59, as Vice Chairman of the Board to assist Maynard H. Murch IV in carrying out his duties as Chairman of the Board. Mr. Murch has advised the Company that for health reasons, he believes the appointment of a Vice Chairman of the Company at this time is appropriate.

Mr. Loftis has been a director of the Company since 1987, and Loftis Investments LLC, a company wholly owned by the Mr. Loftis, is a general partner of M.H.M. & Co., Ltd., which owns approximately 21% of Robbins & Myers outstanding common shares. Mr. Loftis has been engaged in commercial real estate development, asset management, and consulting with Midland Properties, Inc. since 1981.

Robbins & Myers, Inc. is a leading global supplier of highly-engineered, critical equipment and systems for the pharmaceutical, energy, and industrial markets. Headquartered in Dayton, Ohio the Company maintains manufacturing facilities in 15 countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robbins & Myers, Inc.

Date: February 24, 2004

By: /s/ Kevin J. Brown

Kevin J. Brown
Vice President and Chief Financial Officer